EXHIBIT 12.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	2006	2005	2004	2003	2002
Earnings:
Income before assessments	$739	$502	$398	$440	$398
Fixed charges	10,803	6,429	2,548	1,602	2,404

Total earnings	$11,542	$6,931	$2,946	$2,042	$2,802

Fixed charges:
Interest expense	$10,802	$6,428	$2,547	$1,601	$2,403
Estimated interest component of net rental expense(1)	1	1	1	1	1

Total fixed charges	$10,803	$6,429	$2,548	$1,602	$2,404

Ratio of Earnings to Fixed Charges	1.07	1.08	1.16	1.27	1.17

(1)	Represents an estimated interest factor